SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

(Name of Subject Company)

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

(Name of Person Filing Statement)

Series B Shares, without par value and American Depositary Shares, as evidenced by

American Depositary Receipts, each representing 10 Series B Shares

(Titles of Class of Securities)

40051E2021

(CUSIP Number of Classes of Securities)

Adolfo Castro Rivas

Chief Financial Officer

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Bosque de Alisos No. 47A – 4th Floor

Bosques de las Lomas

05120 México, D.F.

+52 55 284 0400

Copy to:

Jorge U. Juantorena

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York, 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

_________________________

1 CUSIP number is for the ADSs only. No CUSIP number exists for the underlying B Shares, since such shares are not traded in the United States.

This Amendment No. 2 to Schedule 14D-9 is being filed by Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“ASUR” or the “Company”), a publicly-traded corporation (sociedad anónima bursátil) organized under the laws of Mexico, and relates to the Schedule 14D-9/A filed with the Securities and Exchange Commission (“SEC”) on May 14, 2007, as amended on May 24, 2007.

The Schedule 14D-9 relates to the tender offer in the United States (the “U.S. Offer”) by Agrupación Aeroportuaria Internacional II, S.A. de C.V. (“Purchaser”), a corporation (sociedad anónima de capital variable) organized under the laws of Mexico that is indirectly owned and controlled by Mr. Fernando Chico Pardo, an individual and citizen of Mexico, to purchase for cash 127,950,001 of ASUR’s outstanding Series B Shares (including by purchase of ADSs, each ADS representing 10 Series B Shares), on the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated May 14, 2007, as amended supplemented on June 4 and June 5, 2007. Simultaneously with the U.S. Offer, Purchaser is offering in Mexico to purchase 127,950,001 of ASUR’s outstanding Series B Shares for the same price and on substantially the same terms as in the U.S. Offer (the “Mexican Offer”, and collectively with the U.S. Offer, the “Offers”). In the aggregate, Purchaser is offering to purchase no more than 127,950,001 Series B Shares in the Offers.

On May 14, 2007, Purchaser filed a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the SEC with respect to the U.S. Offer, which Tender Offer Statement was subsequently amended and supplemented on June 4, 2007 and June 5, 2007. The information set forth in this Amendment No. 2 to Schedule 14D-9 is based solely on information contained in the Tender Offer Statement and the U.S. Offer to Purchase filed by Purchaser, each as amended and supplemented, and does not purport to be a complete summary of the information contained therein. Shareholders are urged to read the Tender Offer Statement in its entirety.

ASUR hereby amends the Schedule 14D-9 to reflect the following information:

(1) The tender offer price has been adjusted by Purchaser to the U.S. dollar equivalent of Ps. $552.50 per ADS and the U.S. dollar equivalent of Ps. $55.25 per Series B Share, in each case, in cash, less any withholding taxes, if applicable, and without interest thereon to reflect the dividend of Ps. $0.75 per Series B Share that was paid to ASUR shareholders on May 31, 2007. Accordingly, all references to the tender offer price per ADS and Series B Share in the Offer to Purchase shall be deemed to instead refer to the U.S. dollar equivalent of Ps. $552.50 per ADS and the U.S. dollar equivalent of Ps. $55.25 per Series B Share, in each case, in cash, less any withholding taxes, if applicable, and without interest thereon.

(2) The expiration date of the U.S. Offer has been extended by Purchaser to 9:30 a.m. New York City time (8:30 a.m. Mexico City time) on June 19, 2007, unless otherwise extended. Accordingly, all references to “Expiration Date” shall mean 9:30 a.m. New York City time (8:30 a.m. Mexico City time) on June 19, 2007, unless Purchaser, in its sole discretion, extends the period of time for which the U.S. Offer is open, in which case the term “Expiration Date” will mean the time and date at which the U.S. Offer, as so extended, will expire.

(3) The condition of the U.S. Offer that Purchaser receive in the Offers valid and not withdrawn tenders for Series B Shares (including the Series B Shares underlying the ADSs), in the aggregate, at least equal to 127,950,001 Series B Shares (including Series B Shares underlying the ADSs) (the “Minimum Condition”) has been waived. As a result of such waiver, Purchaser will accept for payment any and all Series B Shares validly tendered and not withdrawn in the U.S. Offer up to a maximum of 127,950,001 Series B Shares (including the Series B Shares underlying the ADSs) upon the terms and subject to the conditions set forth in the Offer to Purchase and the ADS Letter of Transmittal, except that the Minimum Condition will not apply. If valid tenders of Securities are received in the Offers exceeding 127,950,001 Series B Shares (including the Series B Shares underlying the ADSs), then the proration rules set forth in the Offer to Purchase will apply.

(4) In connection with the waiver of the Minimum Condition, the lenders in the debt financing to Agrupación Aeroportuaria Internacional I, S.A. de C.V. (“AAI-1”), Purchaser’s parent company, as described in the U.S. Offer to Purchase (the “Debt Financing”) have agreed in principle to revise the terms of the financing so that the Debt Financing will continue to be available to AAI-1 if Series B Shares (including the Series B Shares underlying the ADSs) representing at least 15% of the total capital stock of ASUR in the aggregate are validly tendered and not withdrawn pursuant to the Offers on substantially the same terms and conditions as previously described in the Offer to Purchase. The parties have also agreed that if within 90 days after settlement of the Offers Purchaser does not own Series B Shares (including the Series B Shares underlying the ADSs) representing at least 25% plus one share of the total capital stock of ASUR, the Debt Financing will be subject to a mandatory prepayment. In the event that Series B Shares (including the Series B Shares underlying the ADSs) representing less than 15% of the total capital stock of ASUR in the aggregate are validly tendered and not withdrawn pursuant to the Offers, Purchaser expects to receive the aggregate purchase price for such tendered Series B Shares in the form of a pre-funded equity commitment indirectly from Mr. Fernando Chico Pardo.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2007
Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ Adolfo Castro Rivas
Name:	Adolfo Castro Rivas
Title:	Director of Finance

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